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Alcatel-Lucent reports Q3 2013 Results

Strong progress in The Shift Plan implementation

Key numbers for the third quarter 2013

•	Revenues of Euro 3,668 million, up 7.0% year-on-year at constant exchange rates

•	Adjusted[2] gross profit of Euro 1,196 million, or 32.6% of revenues, up from 27.8% in Q3 2012

•	Adjusted[2] operating income[1] of Euro 116 million, or 3.2% of revenues, up from -3.5% in Q3 2012

•	Free cash-flow of Euro (218) million, up from Euro (366) million in Q3 2012

•	Core networking segment revenues up 6% year-on-year at constant exchange rates and adjusted operating income of 6.1% of revenues compared to 0.2% in Q3 2012

•	Access segment operating cash-flow[4] of Euro 26 million, compared to Euro (64) million in Q3 2012

Progress in The Shift Plan

•	Continuous successful repositioning of Alcatel-Lucent in IP Networking and Ultra-Broadband Access

•	Strategic partnership with Qualcomm in place; good traction with our Cloudband and Nuage solution

•	Fixed costs savings of Euro 84 million in Q3 2013; Euro 259 million year-to-date

•	Reprofiling of Euro 1.0 billion of 2014 – 2016 debt maturities since the launch of The Shift Plan

•	Decrease of restricted cash subject to exchange control by USD 200 million

•	Disposal of some non-core assets to refocus our product portfolio

Paris, October 31, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced its third quarter 2013 results, reporting year-on-year revenue increase of 7% at constant exchange rates to Euro 3,668 million, and a gross margin improvement of nearly five percentage points, driven mainly by a stronger contribution from IP Routing, Terrestrial optics and Ultra-Broadband Access solutions. Commercial performance was strong, with new contracts announced in each main region, Europe, the United States and Asia, notably in Fixed and Mobile Access.

Alcatel-Lucent achieved Euro 84 million of fixed costs savings in the period, bringing year-to-date total fixed costs savings to Euro 259 million, with notably a continuous decrease in SG&A.

Both improvements contributed to a positive adjusted operating income of Euro 116 million in the quarter. Over the first nine months of the year, adjusted operating income improved by more than Euro 360 million compared to last year period.

Free cash flow was Euro (218) million, an improvement of Euro 148 million compared to the third quarter of 2012, with higher adjusted operating income partially offset by a negative change in working capital, reflecting mainly an increase in inventories ahead of large network roll-outs.

Alcatel-Lucent actively managed its balance sheet in the quarter. In addition to continuing to reprofile its debt with the issuance of USD 500 million senior notes, Alcatel-Lucent took actions to decrease the cash held in China subject to exchange control restrictions by approximately USD 200 million.

Looking ahead, Alcatel-Lucent expects its business in the fourth quarter of the year to be driven by a strong seasonal activity, and to exceed the top end of the Euro 250-300 million in fixed costs savings for the full year announced by the Shift Plan.

Commenting on the third quarter results, Michel Combes, CEO of Alcatel-Lucent, said: “We are seeing the first positive signs of our new operating model in our day-to-day business and are encouraged by the substantial progress in the Shift Plan key metrics. Going forward, we remain fully focused on execution to leverage the momentum we are building.”

MAIN POINTS

Third quarter revenue was Euro 3,668 million, an increase of 7.0% year-on-year and 3.1% sequentially, at constant exchange rates. The Core Networking segment grew 6.0% year-on-year, driven by a strong performance from IP Routing, and reflecting an improvement in IP Transport, mainly formed by terrestrial and submarine optics, which stabilized after quarters of revenue decline. In the Access segment, both Wireless and Fixed Networks enjoyed a strong performance, driven by broadband roll-outs partially offset by declines in legacy technologies. This is partially offset by the decrease in revenues from Managed Services, in line with our strategy and reflecting the impact of our restructuring efforts.

From a geographic standpoint, at constant exchange rates, North America posted its second consecutive quarter of nearly 20% year-on-year growth, continuing to be the key driver for the Group. While China was stable in terms of revenues, the rest of the Asia Pacific region declined at a low single digit rate. Encouraging trends continued in Western Europe, growing more than 5%, while Eastern Europe reduced its pace of decline. The recovery in the Middle East and Africa accelerated, witnessing growth in the mid-teens, which was offset by a slowdown in Central and Latin America, resulting in a -9% rate of decline in the Rest of World area.

Gross margin reached 32.6% of revenue for the quarter, compared to 27.8% in the year ago quarter and 31.9% in the second quarter 2013. The improvement in nearly five percentage points in gross margin year-on-year reflects higher volumes, a more favorable mix across all main business lines, and lower fixed operation costs. The sequential increase in gross margin mainly resulted from lower fixed operation costs.

Alcatel-Lucent generated adjusted2 operating1 income of Euro 116 million or 3.2% of revenue, compared to (126) million in the corresponding period in 2012. In the third quarter, operating expenses decreased -4.2% year-on-year on a reported basis and -2.9% at constant exchange rates, reflecting the results of our actions to streamline our cost structure, notably in SG&A, where expenses decreased -5.0% year-on-year, and -6.3% at constant exchange rates. Year to date, operating expenses have decreased -4.7% year-on-year on a reported basis and -4.1% at constant exchange rates, with SG&A expenses decreasing -9.7% year-on-year on a reported basis and -10.2% at constant exchange rates.

Alcatel-Lucent reported a net loss (group share) of Euro (200) million for the period, or Euro (0.09) per share. This includes restructuring charges of Euro (117) million and a financial charge of Euro (218) million, which included interest charges of Euro (90) million, a non-recurring net loss of Euro (112) million incurred in connection with the repurchase by the Group of certain of its debt instruments and a charge of Euro (21) million associated with pensions and OPEB. The Group’s reported net loss also included Purchase Price Adjustments (entries in relation to the Lucent business combination) of Euro (21) million pre-tax or Euro (12) million after tax.

At September 30, 2013, the Group had net debt of Euro (1,004) million, versus Euro (794) million at June 30, 2013. This sequential increase in net debt of Euro (210) million principally reflects restructuring cash outlays of Euro (114) million, a negative change in operating working capital requirement of Euro (65) million, mainly driven by an increase in inventories ahead of large network roll-outs, and interests payments of Euro (116) million. The level of receivables sold without recourse increased by Euro 64 million to Euro 1,113 million as of September 30, 2013.

At September 30, 2013, our overall Pensions and OPEB exposure indicated a surplus of Euro 146 million. This mainly results from a decrease of our benefit obligations of Euro 94 million, due to the increase of 4 bps in the discount rates used for pensions and other post-retirement benefit plans, and from an increase of Euro 385 million of actual return of the plan assets, partially offset by Euro (233) million of interest costs. The net effect of currency movements was negligible on the funded status this quarter.

Issuance of Senior Notes and repurchase of Asset Sale Facility. In August 2013, consistent with the Shift Plan, we issued USD 500 million of senior notes, maturing in 2020. The net proceeds of this issuance, which totaled approximately USD 487 million, were used to repurchase the 2016 asset sale facility tranche of our Senior Secured Credit Facilities. We also successfully amended the Senior Secured Credit Facilities, including a change in certain covenants governing the Facilities and a reduction in the interest rates on both the USD 1,750 million and Euro 300 million tranches due in 2019.

Strategic partnership with Qualcomm. On September 30, 2013, the Company entered into a strategic partnership agreement with Qualcomm Incorporated to develop small cells for ultra-broadband wireless access, realizing the collaboration plan announced on July 30, 2013. Under its investment, Qualcomm may purchase Alcatel-Lucent shares for up to USD 20 million per year, in four tranches, over the period 2013 - 2016. Each tranche is subject to a minimum lock up period of 6 months. On September 30, Qualcomm Incorporated purchased ca. 6 million of treasury shares (representing approximately 0.25% of the Alcatel Lucent share capital), corresponding to a first tranche of USD 20 million.

REPORTED RESULTS

In the third quarter, the reported net loss (group share) was Euro (200) million or Euro (0.09) per diluted share (USD (0.12) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro (12) million.

Reported Profit & Loss	Third	Third	% change	Second	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2013	2012	(% or pt)	2013	(% or pt)
Revenues	3,668	3,600	1.9%	3,612	1.6%
Gross profit	1,196	1,001	19.5%	1,151	3.9%
in % of revenues	32.6%	27.8%	4.8 pt	31.9%	0.7 pt
Operating income / (loss)(1)	95	(182)	Nm	24	ca. 4x
in % of revenues	2.6%	-5.1%	7.7 pt	0.7%	1.9 pt
Net income (loss) (Group share)	(200)	(316)	Nm	(885)	Nm
EPS diluted (in Euro)	(0.09)	(0.14)	Nm	(0.39)	Nm
E/ADS* diluted (in USD)	(0.12)	(0.18)	Nm	(0.51)	Nm
Number of diluted shares (million)	2,271.4	2,268.4	0.1%	2,271.3	0.0%

2012 figures are represented to reflect the impacts of the retrospective application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3535 as of September 30, 2013; USD 1.2856 as of September 30, 2012; 1.3010 as of June 30, 2013.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The third quarter 2013 adjusted2 net loss (group share) was Euro (188) million or Euro (0.08) per diluted share (USD (0.11) per ADS), which includes restructuring charges of Euro (117) million, a net financial loss of Euro (218) million, an adjusted tax benefit of Euro 53 million, and non-controlling interest of Euro (6) million.

Adjusted Profit & Loss	Third	Third	% change	Second	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2013	2012	(% or pt)	2013	(% or pt)
Revenues	3,668	3,600	1.9%	3,612	1.6%
Gross profit	1,196	1,001	19.5%	1,151	3.9%
in % of revenues	32.6%	27.8%	4.8 pt	31.9%	0.7 pt
Operating income / (loss)(1)	116	(126)	Nm	46	ca. 2.5x
in % of revenues	3.2%	-3.5%	6.7 pt	1.3%	1.9 pt
Net income (loss) (Group share)	(188)	(282)	Nm	(871)	Nm
EPS diluted (in Euro)	(0.08)	(0.12)	Nm	(0.38)	Nm
E/ADS* diluted (in USD)	(0.11)	(0.15)	Nm	(0.50)	Nm
Number of diluted shares (million)	2,271.4	2,268.4	0.1%	2,271.3	0.0%

2012 figures are represented to reflect the impacts of the retrospective application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3535 as of September 30, 2013; USD 1.2856 as of September 30, 2012; 1.3010 as of June 30, 2013.

KEY FIGURES

2012 figures are represented to reflect the impacts of the retrospective application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

Geographic breakdown	Third	Third	% change	Second	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2013	2012	(% or pt)	2013	(% or pt)
North America	1,658	1,459	13.6%	1,637	1.3%
Asia Pacific	608	680	-10.6%	587	3.6%
Europe	922	894	3.1%	878	5.0%
RoW	480	567	-15.3%	510	-5.9%
Total group revenues	3,668	3,600	1.9%	3,612	1.6%

Group breakdown	Third	Third	% change	Second	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2013	2012	(% or pt)	2013	(% or pt)
Core Networking	1,496	1,482	0.9%	1,571	-4.8%
- o/w IP Routing	580	542	7.0%	624	-7.1%
- o/w IP Transport	544	554	-1.8%	530	2.6%
- o/w IP Platforms	372	386	-3.6%	417	-10.8%
Access	1,951	1,881	3.7%	1,816	7.4%
- o/w Wireless Access	1,196	1,062	12.6%	1,062	12.6%
- o/w Fixed Access	541	537	0.7%	523	3.4%
- o/w Managed Services	186	259	-28.2%	215	-13.5%
- o/w Licensing	28	23	21.7%	16	75.0%
Other	228	236	-3.4%	231	-1.3%
Eliminations & Unallocated	(7)	1	Nm	(6)	Nm
Total group revenues	3,668	3,600	1.9%	3,612	1.6%

Breakdown of group	Third	Third	% change	Second	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2013	2012	(% or pt)	2013	(% or pt)
Core Networking	92	3	ca. 31x	138	-33.3%
In % of revenues	6.1%	0.2%	5.9 pt	8.8%	-2.7 pt
Access	46	(100)	Nm	(75)	Nm
In % of revenues	2.4%	-5.3%	7.7 pt	-4.1%	6.5 pt
Other	5	(10)	Nm	0	Nm
In % of revenues	2.2%	-4.2%	6.4 pt	0.0%	2.2 pt
Unallocated	(27)	(19)	Nm	(17)	Nm
Total Group op. income (loss)	116	(126)	Nm	46	ca. 2,5x
In % of revenues	3.2%	-3.5%	6.7 pt	1.3%	1.9 pt

Breakdown of segment	Third	Third	% change	Second	% change
operating cash flow	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2013	2012	(% or pt)	2013	(% or pt)
Core Networking	61	9	ca. 6.8x	109	-44.0%
In % of revenues	4.1%	0.6%	3.5 pt	6.9%	-2.8 pt
Access	26	(64)	Nm	(114)	Nm
In % of revenues	1.3%	-3.4%	4.7 pt	-6.3%	7.6 pt
Other	1	(9)	Nm	1	Nm
In % of revenues	0.4%	-3.8%	4.2 pt	0.4%	0.0 pt
Unallocated	(37)	(53)	Nm	(48)	Nm
Total	51	(117)	Nm	(52)	Nm
In % of revenues	1.4%	-3.3%	4.7 pt	-1.4%	2.8 pt

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant currency rate.

Cash Flow highlights	Third quarter	Second quarter	Third quarter
(In Euro million )	2013	2013	2012
Net (debt)/cash at beginning of period	(794)	(358)	269
Adjusted operating income / (loss)	116	46	(126)
Depreciation & Amort and adjusted OP non cash (1)	214	210	236
Op. Cash Flow before change in WCR*	330	256	110
Change in operating WCR	(65)	(98)	9
Change in other working capital (2)	(63)	(58)	(118)
Operating Cash Flow (3)	202	100	1
Interest	(116)	(58)	(88)
Taxes	(23)	(21)	(12)
Cash contribution to pension & OPEB	(39)	(49)	(31)
Restructuring cash outlays	(114)	(114)	(93)
Cash flow from operating activities	(90)	(142)	(223)
Capital expenditures (incl. R&D cap.)	(128)	(106)	(143)
Free Cash Flow	(218)	(248)	(366)
Discontinued, Cash from financing & Forex	8	(188)	39
Change in net(debt)/cash position	(210)	(436)	(327)
Net (debt)/cash at end of period	(1,004)	(794)	(58)

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

1) non cash items included in adjusted OP.

2) Changes in other working capital and cash impacts of P&L items below adjusted OP.

Statement of position - Assets	Sept 30,	June 30,	Sept 30,
(In Euro million)	2013	2013	2012
Total non-current assets	9,748	9,989	12,828
of which Goodwill & intangible assets, net	4,253	4,378	5,951
of which Prepaid pension costs	2,608	2,667	3,261
of which Other non-current assets	2,887	2,944	3,616
Total current assets	9,836	10,461	10,733
of which OWC assets	4,439	4,597	5,187
of which other current assets	988	931	842
of which marketable securities, cash & cash equivalents	4,409	4,933	4,704
Total assets	19,584	20,450	23,561

Statement of position - Liabilities and equity	Sept 30,	June 30,	Sept 30,
(In Euro million)	2013	2013	2012
Total equity	2,065	2,195	4,166
of which attributable to the equity owners of the parent	1,349	1,463	3,340
of which non controlling interests	716	732	826
Total non-current liabilities	10,058	10,567	11,361
of which pensions and other post-retirement benefits	4,186	4,369	6,196
of which long term debt	4,805	5,113	3,964
of which other non-current liabilities	1,067	1,085	1,201
Total current liabilities	7,461	7,688	8,034
of which provisions	1,503	1,591	1,466
of which short term debt	570	600	805
of which OWC liabilities	4,060	4,154	4,454
of which other current liabilities	1,328	1,343	1,309
Total liabilities and shareholder’s equity	19,584	20,450	23,561

BUSINESS COMMENTARY

CORE NETWORKING

For the third quarter 2013, revenues for Core Networking were Euro 1,496 million, an increase of 0.9% compared to Euro 1,482 million in the year-ago quarter and a decrease of -4.8% compared to Euro 1,571 million in the second quarter 2013. At constant currency exchange rates, Core Networking revenues increased 6.0% year-over-year and decreased -3.4% sequentially.

The segment posted an adjusted2 operating1 income of Euro 92 million or an operating margin of 6.1% compared to an adjusted2 operating1 income of Euro 3 million or a margin of 0.2% in the year-ago period.

The segment posted a segment operating cash flow4 of Euro 61 million compared to a segment operating cash flow4 of Euro 9 million in the year-ago period.

Key highlights:

•

Revenues for the IP Routing division were Euro 580 million, increasing 7.0% from the year-ago quarter and 14.6% at constant currency, driven by strength in the APAC and EMEA regions, where the latter grew nearly 50% compared to the year-ago quarter. Demand for ultra-broadband access technologies, such as LTE, has continued to drive opportunities within IP routing, where our backhauling solution was selected to support SK Telecom’s LTE-Advanced service. Our Evolved Packet Core (EPC) solution was recently ranked #1 in the EPC segment, with 32% of the market, according to an industry analyst. Our IP Core router continues to gain further traction, with 4 new 7950 XRS wins in the quarter, including Belgian cable broadband provider Telenet, for a total of 14 wins and more than 20 trials to date. Nuage Networks™, our software defined networking (SDN) solution venture, continues to work with leading companies in key verticals such as healthcare, financial services and utilities, as well as web-scale companies and cloud service providers. We recently announced a high performance gateway, the 7850 Virtualized Services Gateway (VSG), which provides a solution for companies with a significant investment in non-virtualized assets.

•

Revenues for the IP Transport division, which includes terrestrial and submarine optics, were Euro 544 million, decreasing -1.8% from the year-ago quarter, but increasing 1.8% at constant currency. Within IP Transport, growth in our WDM portfolio accelerated, witnessing a 10% growth in the quarter at constant rate, led by both the Americas and APAC regions. Our 1830 Photonic Service Switch represented 38% of optical revenues in the third quarter, and is now deployed with more than 360 customers, including more than 150 100G customers. Highlighting the transition from 10G to 100G/400G, we successfully completed, with Canada’s SaskTel, a trial of 400G optical transport on a network designed for data speeds of 10G. Our 100G shipments now represent 30% of total WDM line cards shipments in Q3’13, compared to 27% in Q2’13. Our Submarine business witnessed both sequential and year-over-year growth, as contracts signed in previous quarters started to generate revenues. In the quarter, we also signed 3 new contracts including an upgrade to the Asia America Gateway submarine data link between Southeast Asia and the US.

•

Revenues for the IP Platforms division declined -3.6% to Euro 372 million, but increased 1.3% at constant currency compared to the year-ago quarter. We saw good traction across a number of activities within the Platforms division, particularly Subscriber Data Management businesses, as the introduction of LTE services continues to be the basis for growth; as well as continued momentum in our Motive Customer Experience Solutions. This strength was offset by the de-scoping of certain businesses within this division, consistent with our Shift Plan announcement. Momentum within the market is growing behind Network Function Virtualization (NFV) and around our CloudBand offering in particular, which is now engaged in multiple trials with tier 1 service providers. We also recently announced the Cloudband™ Ecosystem Program, which opens our Network Function Virtualization (NFV) management platform to service providers, developers and vendors to advance transformation to carrier cloud and revenue-generating services.

•

The improvement in adjusted operating margin from the year-ago quarter reflects the positive impact of higher volumes, continued strong contribution from IP Routing as well as improved contributions from IP Transport and IP Platforms.

ACCESS

For the third quarter 2013, revenues for Access were Euro 1,951 million, an increase of 3.7% compared to Euro 1,881 million in the year-ago quarter and a 7.4% increase compared to Euro 1,816 million in the second quarter 2013. At constant currency exchange rates, Access revenues increased 8.9% year-over-year and increased 9.1% sequentially.

The segment posted an adjusted2 operating1 income of Euro 46 million or an operating margin of 2.4% compared to an adjusted2 operating1 loss of Euro (100) million or a margin of -5.3% in the year-ago period.

The segment posted a segment operating cash flow4 of Euro 26 million compared to a segment operating cash flow4 of Euro (64) million in the year-ago period.

Key highlights:

•

Revenues for the Wireless division were Euro 1,196 million, an increase of 12.6% from the year-ago quarter where strong growth in LTE was driven by ongoing investments in the US, in addition to positive trends in both the APAC and EMEA regions. LTE revenues more than doubled year-over-year, and our LTE overlay strategy is gathering momentum, as evidenced by recent public wins with Telefonica, where we won the largest share of their 4G LTE network in Spain, China Mobile, where we were selected as a vendor in their Phase I 4G TD-LTE network and CNT in Ecuador. We were also recently selected by Sprint to support its 2.5GHz TD-LTE network expansion, which will be the first use of the TDD-LTE technology in North America. Trends in 2G/3G technologies continued in the third quarter with revenues declining at -5% at constant currency exchange rate. Our femtocell solution was also selected by Telefonica in Germany to be installed in enterprises and outdoor locations in high density areas.

•

Revenues for the Fixed Networks division were Euro 541 million, an increase of 0.7% from the year-ago quarter on a reported basis and 5.8% at constant currency exchange rate. We witnessed strong growth in copper and fiber based ultra broadband solutions, mainly in North America and EMEA region. Our VDSL2 vectoring products are now being used by 17 customers, including 4 new contracts in the third quarter, in addition to being involved in more than 55 trials; in addition, we have 14 new FTTH contracts. Expanding on our vectoring solution, we announced a range of fixed access micro-nodes, which allow service providers to combine fiber and VDSL2 vectoring to deliver ultra-broadband access. We also recently introduced a new Ethernet Passive Optical Networking (EPON) fiber solution to help cable multi-system operators (MSOs) address this growing market and meet the data needs of businesses. This solution has already been selected by two US cable MSOs, including Bright House Networks.

•

Revenues from our Managed Services division decreased -28.2% compared to the year ago quarter to Euro 186 million as restructuring continued. We have successfully addressed all 15 contracts we aimed to restructure.

•

Revenues for the Licensing division were Euro 28 million, an increase of 21.7% compared to the year-ago quarter, driven by our initiative to use a more offensive approach to monetizing our patent portfolio.

•

The increase in adjusted operating margin from the year-ago quarter reflects strong improvements from the Wireless, Fixed Access and Managed Services contributions. Segment operating cash flow, while improving from the year-ago quarter, was impacted by a negative change in operating working capital due to inventory builds related to large network roll-outs.

OTHER

For the third quarter 2013, revenues for Other were Euro 228 million, a decrease of -3.4% compared to Euro 236 million in the year-ago quarter and a -1.3% increase compared to Euro 231 million in the second quarter 2013. At constant currency exchange rates, other revenues decreased -0.8% year-over-year and decreased -0.4% sequentially.

The segment posted an adjusted2 operating1 income of Euro 5 million or an operating margin of 2.2% compared to an adjusted2 operating1 loss of Euro (10) million or a margin of -4.2% in the year-ago period.

The segment posted a segment operating cash flow4 of Euro 1 million compared to a segment operating cash flow4 of Euro (9) million in the year-ago period.

Alcatel-Lucent will host a press and analyst conference at 1 p.m. CET which will be available live via conference call or audio webcast. All details on http://www.alcatel-lucent.com/investors/financial-results/q3-2013

--------------------

Notes

The Board of Directors of Alcatel-Lucent met on October 29, 2013, examined the Group’s condensed consolidated financial statements at September 30, 2013, and authorized their issuance.

These condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/investors/financial-results/q3-2013

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

2-	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.
3-	“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.
4-	“Segment operating cash flow” is the adjusted[2] operating income[1] plus operating working capital change at constant currency rate.

2014 Upcoming events

February 7, 2014: Fourth-quarter and full-year 2013 results

About Alcatel-Lucent (Euronext Paris and NYSE: ALU)
Alcatel-Lucent is at the forefront of global communications, providing products and innovations in IP and cloud networking, as well as ultra-broadband fixed and wireless access to service providers and their customers, enterprises and institutions throughout the world.

Underpinning Alcatel-Lucent in driving the industrial transformation from voice telephony to high-speed digital delivery of data, video and information is Bell Labs, an integral part of Alcatel-Lucent and one of the world’s foremost technology research institutes, responsible for countless breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent innovations have resulted in the company being recognized by Thomson Reuters as a Top 100 Global Innovator, as well as being named by MIT Technology Review as amongst 2012’s Top 50 “World’s Most Innovative Companies”. Alcatel-Lucent has also been recognized for innovation in sustainability, being named Industry Group Leader for Technology Hardware & Equipment sector in the 2013 Dow Jones Sustainability Indices review for making global communications more sustainable, affordable and accessible, all in pursuit of the company’s mission to realize the potential of a connected world.

With revenues of Euro 14.4 billion in 2012, Alcatel-Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS
SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : + 33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS
FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example “gradual recovery expected” and “confidence to our full-year savings target”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad trends not within our control such as the economic climate in the world, and in particular in those geographical areas where we are most active. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand being as expected, of which a continued significant growth in some of our activities (and in particular those to which we have decided to focus our resources), our ability to close on any announced divestitures, as well as obtain the price we estimated by a given date for those remaining activities we want to divest, to improve our level of free cash-flow, or to achieve all the goals of our Performance Program and of our Shift Plan, including headcount reduction, product mix and site rationalization, and to exit unprofitable contracts and markets at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations and our ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2012, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2013			Q2-2013			Q3-2013			YTD09-2013

(unaudited)	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted

Revenues	3,226		3,226	3,612		3,612	3,668		3,668	10,506		10,506
Cost of sales (a)	(2,279)		(2,279)	(2,461)		(2,461)	(2,472)		(2,472)	(7,212)		(7,212)

Gross Profit	947	0	947	1,151	0	1,151	1,196	0	1,196	3,294	0	3,294

Administrative and selling expenses (b)	(542)	8	(534)	(519)	8	(511)	(522)	8	(514)	(1,583)	24	(1,559)
Research and Development costs (c)	(607)	15	(592)	(608)	14	(594)	(579)	13	(566)	(1,794)	42	(1,752)

Operating income (loss) (1)	(202)	23	(179)	24	22	46	95	21	116	(83)	66	(17)

Restructuring costs	(122)		(122)	(194)		(194)	(117)		(117)	(433)		(433)
Impairment of assets	0		0	(552)		(552)	0		0	(552)		(552)
Post-retirement benefit plan amendment	55		55	41		41	0		0	96		96
Litigations	(2)		(2)	(1)		(1)	1		1	(2)		(2)
Gain/(los) on disposal of consolidated entities	2		2	0		0	0		0	2		2
Income (loss) from operating activities	(269)	23	(246)	(682)	22	(660)	(21)	21	0	(972)	66	(906)

Financial result (net)	(152)	0	(152)	(180)	0	(180)	(218)	0	(218)	(550)	0	(550)

Share in net income (losses) of equity affiliates	2		2	1		1	2		2	5		5

Income tax benefit (expense) (d)	51	(9)	42	(28)	(8)	(36)	62	(9)	53	85	(26)	59

Income (loss) from continuing operations	(368)	14	(354)	(889)	14	(875)	(175)	12	(163)	(1,432)	40	(1,392)

Income (loss) from discontinued activities	(1)		(1)	2		2	(19)		(19)	(18)		(18)

Net Income (loss)	(369)	14	(355)	(887)	14	(873)	(194)	12	(182)	(1,450)	40	(1,410)

of which : Equity owners of the parent	(353)	14	(339)	(885)	14	(871)	(200)	12	(188)	(1,438)	40	(1,398)
Non-controlling interests	(16)		(16)	(2)		(2)	6		6	(12)		(12)

Earnings per share : basic	(0.16)		(0.15)	(0.39)		(0.38)	(0.09)		(0.08)	(0.63)		(0.62)
Earnings per share : diluted	(0.16)		(0.15)	(0.39)		(0.38)	(0.09)		(0.08)	(0.63)		(0.62)

(1) Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment

        Corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at March 31, 2013).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated hereafter.

(a) Depreciation of the reevaluation to fair value of productive tangible assets

(b) Amortization of intangibles assets - long term customer relationship (5-8 years)

(c) Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)

(d) Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

RESTATEMENT OF 2012 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million

Revenues	Q3’13	Q2’13	Q1’13	FY’12	Q4’12	Q3’12	Q2’12	Q1 ’12
Core Networking	1,496	1,571	1,311	6,180	1,854	1,482	1,475	1,369
IP Routing	580	624	494	2,141	619	542	516	464
IP Transport	544	530	428	2,369	636	554	620	559
IP Platforms	372	417	389	1,670	599	386	339	346
Access	1,951	1,816	1,697	7,293	1,981	1,881	1,824	1,607
Wireless Access	1,196	1,062	1,012	4,151	1,123	1,062	1,035	931
Fixed Access	541	523	463	2,030	551	537	509	433
Managed services	186	215	204	1,000	276	259	252	213
Licensing	28	16	18	112	31	23	28	30
Other	228	231	222	959	258	236	239	226
Eliminations & Unallocated	-7	-6	-4	17	3	1	8	5
Total group revenues	3,668	3,612	3,226	14,449	4,096	3,600	3,546	3,207

Adj. operating income (loss)
Core Networking	92	138	(15)	142	195	3	(9)	(47)
in % of revenues	6.1%	8.8%	-1.1%	2.3%	10.5%	0.2%	-0.6%	-3.4%
Access	46	(75)	(132)	(323)	(67)	(100)	(5)	(151)
in % of revenues	2.4%	-4.1%	-7.8%	-4.4%	-3.4%	-5.3%	-0.3%	-9.4%
Other	5	0	0	8	7	(10)	0	11
in % of revenues	2.2%	0.0%	0.0%	0.8%	2.7%	-4.2%	0.0%	4.9%
Unallocated	(27)	(17)	(32)	(90)	(20)	(19)	(16)	(35)
Total	116	46	(179)	(263)	115	(126)	(30)	(222)
in % of revenues	3.2%	1.3%	-5.5%	-1.8%	2.8%	-3.5%	-0.8%	-6.9%

Segment Operating Cash Flow
Core Networking	61	109	(11)	307	264	9	(35)	69
in % of revenues	4.1%	6.9%	-0.8%	5.0%	14.2%	0.6%	-2.4%	5.0%
Access	26	(114)	(272)	(105)	160	(64)	(177)	(24)
in % of revenues	1.3%	-6.3%	-16.0%	-1.4%	8.1%	-3.4%	-9.7%	-1.5%
Other	1	1	8	(21)	(27)	(9)	(13)	28
in % of revenues	0.4%	0.4%	3.6%	-2.2%	-10.5%	-3.8%	-5.4%	12.4%
Unallocated	(37)	(48)	24	(102)	(29)	(53)	20	(40)
Total	51	(52)	(251)	79	368	(117)	(205)	33
in % of revenues	1.4%	-1.4%	-7.8%	0.5%	9.0%	-3.3%	-5.8%	1.0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2013

By:	/s/ Jean Raby
Name:	Jean Raby
Title:	Chief Financial and Legal Officer